Exhibit 99.1

press release

ArcelorMittal announces change in segmental reporting

28 June 2021, 11:30 CET

As previously announced in ArcelorMittal’s (‘the Company’) first quarter 2021 financial results, following the Company’s steps to streamline and optimise its business, primary responsibility for the management of its captive mining operations (those mining operations which primarily serve the Company’s steel operations) will be moved from its Mining segment to the relevant steel segment. The Mining segment will retain responsibility for the operation of the seaborne-oriented mining operations at ArcelorMittal Mines Canada (AMMC) and Liberia and will continue to provide technical support to all mining operations within the Company.

As a result, effective from the second quarter 2021, ArcelorMittal will amend its presentation of reportable segments to reflect this organisational change, as required by IFRS accounting regulations. Only the seaborne-oriented operations of AMMC and Liberia will be reported within the Mining segment, which will be renamed ‘Seaborne Iron Ore’. The results of the Company’s other mining operations will be accounted for within the respective steel segments that the mines supply.

The following periods – half-year and full-year 2018, half-year and full-year 2019, quarterly, half-year and full-year 2020, and first quarter 2021 - have been recast in the Company’s published analyst model which can be viewed here - https://corporate.arcelormittal.com/investors/results

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations
General Retail SRI Bonds/Credit E-mail	+44 20 7543 1128 +44 20 3214 2893 +44 20 3214 2801 +33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com